

May 10, 2013

Via E-mail
Mr. Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

> **Re: Empire State Realty Trust, Inc.**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed on Form 425 on May 6, 2013**
> **File No. 333-179485**

Dear Mr. Malkin:

We have reviewed your filing and have the following comments.

General

1. You have adopted several statements from individual security holders in your solicitation materials. In particular, we note your statement that "… the Edelmans are obviously ignoring the simple democratic principle of majority rules. I find it immoral to deprive so many of us from realizing huge profits from the proposal." The consolidation and third-party portfolio proposals are not subject to majority vote, and so references to "the simple democratic principle of majority rules" do not appear to be appropriate. Furthermore, you must avoid issuing statements that impugn the character, integrity or personal reputation of a person, or make charges concerning improper or immoral conduct, without factual foundation. Advise us how you plan to address this in your filings.

2. We note your statement that "the Empire State Building will definitely make money, and our unit values will go up. This is a win/win for us." Please provide support for this assertion. If you are unable to provide support, advise us how you plan to address this in your filings.

3. We note the statements contained in the cover letter from Mr. Silver, which we understand was disseminated to security holders. Rule 14a-9 characterizes as misleading any material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or

immoral conduct or associations, without factual foundation. Refrain from making any such statements in future filings.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Arnold S. Jacobs, Esq.
Proskauer Rose LLP

Larry P. Medvinsky, Esq.
Clifford Chance US LLP